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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

RECEIVED MAR 01 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alpine Associates, A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	New Jersey	07626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victoria Eckert (201) 871-0866
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Alpine Associates

100 Union Avenue
Cresskill, New Jersey 07626
(201) 871-0866

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ❑ (c) Statement of Income
- ❑ (d) Statement of Cash Flows
- ❑ (e) Statement of Changes in Partnership Capital
- ❑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ❑ (g) Computation of Net Capital
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation
- ❑ (m) A copy of the SIPC Supplemental Report
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the General Partner and Limited Partners of
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (a New Jersey limited partnership) as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 20, 2002

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 25,012,067
DEPOSITS WITH CLEARING ORGANIZATIONS	3,738,877
SECURITIES OWNED, at market value (Notes 4 and 7)	3,187,317,149
INVESTMENTS, at fair value	47,150,059
RECEIVABLES FROM BROKERS AND DEALERS (Note 6)	3,234,949,142
DIVIDENDS AND INTEREST RECEIVABLE	5,365,228
FURNITURE, FIXTURES AND EQUIPMENT, at cost, less accumulated depreciation of $565,398 (Note 2)	276,068
OTHER ASSETS	285,145
Total assets	$ 6,504,093,735

LIABILITIES AND PARTNERSHIP CAPITAL

LIABILITIES:	
Short-term bank loans (Note 5)	$ 78,600,000
Securities sold, but not yet purchased, at market value (Note 4)	2,609,354,356
Payables to brokers and dealers (Note 6)	2,874,662,823
Payable to affiliates (Note 3)	16,221,651
Accounts payable, accrued expenses and other liabilities	797,344
Total liabilities	5,579,636,174
PARTNERSHIP CAPITAL:	
General partner	7,636
Limited partners	924,449,925
Total partnership capital	924,457,561
Total liabilities and partnership capital	$ 6,504,093,735

The accompanying notes are an integral part of this statement.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Alpine Associates, A Limited Partnership ("Alpine") is a limited partnership organized under the laws of New Jersey. The general partner is a corporation whose sole shareholder is also a limited partner.

Alpine trades securities, convertible debt, options and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

Alpine is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Alpine has entered into a joint back-office agreement with Bear, Stearns Securities Corp. to facilitate certain of its trading activities.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments, which are not readily marketable, are valued at fair value as determined by the general partner.

Securities borrowed and securities loaned are carried at contract value plus accrued interest.

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates.

Alpine considers short-term investments with maturities of less than three months to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the statement of financial condition. Actual results could differ from those estimates.

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no liability for federal income taxes has been reflected in the accompanying statement of financial condition.

3. TRANSACTIONS WITH RELATED PARTIES

Alpine is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and a sole proprietorship of the husband of the sole shareholder of Alpine's general partner. This affiliate (the "trading advisor") provides research assistance and advice in connection with deal arbitrage transactions and participates in trading decisions for Alpine for a fee. The trading advisor is also engaged as trading advisor for two other partnerships in a business similar to Alpine's. Similar trading strategies may be employed by the trading advisor for the two other partnerships. Alpine does not execute trading transactions with the other partnerships.

An agreement exists between Alpine and an affiliate whose sole shareholder is also the sole shareholder of Alpine's general partner. This affiliate (the "administrative affiliate") performs administrative, back-office operations, trade executions and other personnel services for, and furnishes office space to, Alpine. Alpine shares services provided by the administrative affiliate with two other partnerships engaged in a business similar to Alpine's.

Alpine guarantees performance under a lease agreement by the administrative affiliate. Any potential performance under this guarantee is not expected to have a material adverse effect on Alpine's financial condition.

Alpine lends cash to and borrows cash from affiliates and the general partner and collects or pays interest on balances not settled monthly. All such loans are unsecured. Amounts receivable and payable during the year fluctuated. The year-end balances for each affiliate are as follows:

	Balance, December 31, 2001
Due to:	
Trading advisor	$ 7,162,569
Administrative affiliate	8,534,579
General partner	18,160
Sole shareholder of general partner	97,445
Alpine Partners, L.P.	408,898

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist of trading and arbitrage securities at quoted market values and are as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
Equities	$ 2,989,216,527	$ 2,609,354,356
Corporate bonds and other	198,100,622	-
	$ 3,187,317,149	$ 2,609,354,356

Alpine has $1,945,851,061 of securities sold, but not yet purchased, for which Alpine has a corresponding securities owned position.

5. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at variable rates based on the federal funds rate. The loans are fully collateralized by marketable securities owned by Alpine.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

As of December 31, 2001, receivables from and payables to brokers and dealers included approximately $3.18 billion of securities borrowed and approximately $2.79 billion of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $2.21 billion of securities borrowed which have been reloaned to other counterparties.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Alpine's activities involve execution, settlement and financing of various securities transactions, primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties principally represent major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, but not yet purchased should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Alpine enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. The notional amounts of derivative financial instruments at December 31, 2001, are as follows:

Stock option and stock index futures	$ 8,851,300

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Alpine monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

As of December 31, 2001, Alpine has received securities with a market value of $3,049,379,708 related to its securities borrowed transactions. Alpine has the right to sell or repledge all of the securities it has received related to its securities borrowed transactions. As of December 31, 2001 all of the securities have been sold or repledged for securities loaned transactions.

As of December 31, 2001, Alpine has pledged securities with a market value of $2,686,478,984 related to its securities loaned transactions. As of December 31, 2001 securities owned which have been pledged to counterparties related to stock loan activity amounted to $529,822,910.

8. NET CAPITAL

Alpine is subject to Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule"). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2001, Alpine's net capital was $626,975,317, which was $626,725,317 in excess of regulatory requirements.

Proprietary accounts held at Bear, Stearns Securities Corp. ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and Bear, Stearns Securities Corp., which requires, among other things, that Bear, Stearns Securities Corp. perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relatively short-term nature.

ANDERSEN

To the General Partner and Limited Partners of
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements of Alpine Associates, A Limited Partnership (the "Partnership"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 20, 2002